Exhibit 14.1

MEMORANDUM

Ethics Code for Executive and Financial Officers

CH2M HILL Companies, Ltd. (“CH2M HILL”) has adopted this Code of Ethics for senior financial officers to promote honest and ethical conduct and to deter wrongdoing.  This Code applies to CH2M HILL’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Treasurer, Controller, and other employees performing similar functions who have been identified by the Chief Financial Officer, in his/her discretion, and who have signed the acknowledgment of the receipt of this Code (the “Covered Persons”).  The obligations of this Code supplement, but do not replace, the CH2M HILL Business Conduct Policy or any other code of conduct or ethics policy applicable to employees of CH2M HILL generally.

Any person who has information concerning any violation of this Code by any Covered Person shall promptly bring such information to the attention of the General Counsel.  If the General Counsel determines that a violation exists, he/she will refer the matter to the Audit Subcommittee of the Board of Directors for resolution.  Violations of this Code may subject the employee to appropriate actions, such as censure, suspension or termination.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code.  The Audit Subcommittee shall consider any request for a waiver of this Code and any amendments to this Code and all such waivers or amendments shall be disclosed promptly as required by law or Federal Securities and Exchange Committee (the “SEC”).

All Covered Persons shall:

•             Act honestly and ethically in the performance of their duties at CH2M HILL.

•             Avoid conflicts of interest between personal and professional relationships. Potential conflicts of interest that are clearable by full disclosure must be cleared by the next higher supervisory level not affected by the potential conflict of interest.

•             Provide full, fair, accurate, timely and understandable disclosure in reports and documents that CH2M HILL files with, or submits to, the SEC and in other public communications by CH2M HILL.

•             Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of CH2M HILL ‘s business and financial reporting.

•             Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts.

•             Engage in open discussion with senior management about any material disagreements, where a Covered Person’s independent judgment on issues of financial reporting or disclosure does not align with that of his/her superiors.

•             Respect the confidentiality of information acquired in the course of work, except when authorized or legally obligated to disclosure such information.

•             Share knowledge and maintain skills relevant to carrying out his/her duties within CH2M HILL.

•             Consistently interact with others on the basis of highest ethical principles and truth.

•             Achieve responsible use of and control over all CH2M HILL’s assets and resources entrusted to him/her.

•             Promptly bring to the attention of the General Counsel any information of which they become aware concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect CH2M HILL’s ability to record, process, summarize and report financial data, (b) any fraud that involves a Covered Person, or (c) violations of this Code.

Acknowledged:

Employee